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                                                                     SCHEDULE II

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February 22, 1999
Board of Directors
Control Devices, Inc.
228 Northeast Road
Standish, Maine 04084

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of common stock, no par value per share ("CDI Common Stock"), of Control Devices, Inc. ("CDI") other than the "Affiliates" (as such term is defined below) (the "Stockholders") of the "Offer Consideration" (as defined below) to be received by the Stockholders pursuant to the terms of the Agreement and Plan of Merger dated as of February 22, 1999 (the "Merger Agreement") by and among First Technology PLC ("Parent"), First Technology Acquisition Corp., an indirect wholly-owned subsidiary of Parent ("Subsidiary"), and CDI. Pursuant to the Merger Agreement, Subsidiary will offer to purchase all of the outstanding CDI Common Stock in a tender offer (the "Tender Offer") and, following completion of the Tender Offer, the Subsidiary will be merged (the "Merger") with and into CDI and CDI will become a wholly owned subsidiary of Parent. The Tender Offer and the Merger are collectively referred to herein as the "Acquisition". We have not been requested to express a view, and this opinion does not express a view, as to the fairness of the Offer Consideration (as defined below) to certain directors and officers of CDI (the "Affiliates") due to their obligations under the "Subscription Agreements" and the "Shareholders Agreement" (as such terms are defined in the Merger Agreement) entered into by and between the Affiliates and Parent.

Under the Merger Agreement, Subsidiary will offer to purchase all of the issued and outstanding shares of CDI Common Stock in the Tender Offer for $16.25 per share, net to the seller in cash (the "Offer Consideration"). Upon consummation of the Merger, any shares of CDI Common Stock not acquired in the Tender Offer will be converted into the right to receive the Offer Consideration in the Merger.

In arriving at our opinion, we have reviewed, among other things, the Merger Agreement and certain business and financial information relating to CDI, including certain financial projections, estimates and analyses provided to us by CDI. We have also reviewed and discussed the business and prospects of CDI with representatives of CDI's management. In arriving at our opinion, we have considered (a) certain financial and stock market data relating to CDI and have compared that information to similar data for other publicly held companies in businesses considered to be generally comparable to CDI; (b) certain publicly available information concerning the nature and terms of certain transactions that Cleary Gull believed to be relevant on a comparative basis; (c) an unleveraged, after-tax discounted cash flow analysis of CDI; (d) a comparison of the purchase price premium to be paid for the CDI Common Stock based on the Offer Consideration to certain other similar-sized acquisitions; (e) a historical review of CDI's stock market price; (f) the trading history of CDI;
(g) a leveraged buy-out analysis of CDI; and (h) such other information, financial studies and analyses and financial, economic and market criteria as we deemed relevant and appropriate.

In connection with our review, we have not independently verified any of the foregoing information and have relied on its being complete and accurate in all material respects. We have not made an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of CDI, nor have we been

  CLEARY GULL REILAND & MCDEVITT INC. 100 East Wisconsin Avenue, Milwaukee, WI
                             53202  -  414-291-4500
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furnished with any such evaluation or appraisal. With respect to the financial plans, estimates and analyses provided to us by CDI, we have assumed, with your permission, that all such information was reasonably prepared on bases reflecting the best currently available estimates and judgments of management of CDI as to future financial performance and was based upon the historical performance of CDI and certain estimates and assumptions which were reasonable at the time made. Finally, we have assumed that the Acquisition will be consummated on the terms described in the Merger Agreement, without any waiver of any material term or condition. Our opinion is based on economic, monetary and market conditions existing on the date hereof.

We have not been requested to evaluate the reasonableness, adequacy, or feasibility of Parent's plans for financing the Acquisition and this opinion assumes that Parent has, or at closing will have, financing adequate to complete the Acquisition in accordance with the Merger Agreement. We have not been provided with nor have we reviewed any term sheets, engagement letters, letters of intent or other documentation relating to such financing.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Consideration to be received by the Stockholders in the Tender Offer and the subsequent Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the Stockholders.

We are acting as financial advisor to the Board of Directors of CDI in this transaction pursuant to an engagement letter dated February 18, 1999. Under the engagement letter, we are entitled to a retainer from CDI and an additional fee for our services, payable upon delivery of this opinion to CDI's Board of Directors. Our fee is not contingent upon the contents of this opinion or the approval and consummation of the Acquisition. In addition, CDI has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. CDI has also agreed to reimburse Cleary Gull for its reasonable and properly documented expenses incurred in connection with the performance of its services under the engagement letter up to $50,000.

Cleary Gull was a co-manager of CDI's initial public offering of CDI Common Stock in October 1996 and received a fee for such investment banking services. In addition, Cleary Gull provides research coverage on CDI. In the ordinary course of business, we and our affiliates actively trade the CDI Common Stock for our own accounts and for the accounts of our customers and, accordingly, may at any time hold a long or short position in the CDI Common Stock. We currently make a market in the CDI Common Stock on the Nasdaq National Market.

This opinion is for the use and benefit of the Board of Directors of CDI and is rendered to the Board of Directors of CDI in connection with its consideration of the Acquisition. We are not making any recommendation regarding whether or not it is advisable for Stockholders to tender their shares of CDI Common Stock in the Tender Offer. We have not been requested to opine as to, and our opinion does not in any manner address, CDI's underlying business decision to proceed with or consummate the Acquisition, or whether stockholders should vote in favor of the Merger.

Very truly yours,

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CLEARY GULL & REILAND INC.